SUB-ITEM 77D: Policies with respect to security investments
Effective February 12, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the fund will invest at least 80% of net assets, plus any borrowings for investment purposes, in high yield bonds (as defined in the fund's original prospectus).
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.